UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number 001-31978

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASSURANT 401(k) PLAN A

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ASSURANT, INC.

ONE CHASE MANHATTAN PLAZA, 41ST FLOOR

NEW YORK, NY 10005

Assurant 401(k) Plan A

Financial Statements

and Supplemental Schedules

December 31, 2009

Amounts are presented in United States of America (“U.S.”) dollars.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Assurant 401(k) Plan A

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Assurant 401(k) Plan A (the “Plan”) at December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule (Schedule of Assets (Held at End of Year)) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP (signed)

New York, New York

June 28, 2010

Assurant 401(k) Plan A

Statements of Net Assets Available for Benefits

At December 31, 2009 and 2008

	December 31,
	2009	2008
Assets
Investments, at fair value	$60,517,008	$51,802,641
Participant loans	2,643,123	2,898,434

	63,160,131	54,701,075

Receivables:
Employer contributions	4,134,031	4,355,282
Employee contributions	200,726	219,193
Other	—	284

Total receivables	4,334,757	4,574,759

Total assets	67,494,888	59,275,834

Liabilities
Accounts payable	1,514	—

Net assets available for benefits	$67,493,374	$59,275,834

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan A

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2009

Year Ended December 31, 2009
Additions
Investment income:
Interest and dividends	$1,376,071
Net appreciation in fair value of investments	8,737,251

10,113,322

Contributions:
Employer (net of forfeitures)	4,196,000
Employee	4,488,024

8,684,024

Net transfers from acquisition (Note 1)	1,214,456
Other	177,488

Total additions	20,189,290

Deductions
Benefits paid to participants	5,251,183
Loan fees paid by participants	12,950
Net transfer from Plan A to Plan B (Note 1)	6,707,617

Total deductions	11,971,750

Net increase	8,217,540

Net assets available for benefits:
Beginning of year	59,275,834

End of year	$67,493,374

The accompanying notes are an integral part of the financial statements.

Assurant 401(k) Plan A

Notes to Financial Statements

December 31, 2009 and 2008

1. Description of the Plan

The following description of the Assurant 401(k) Plan A (“the Plan”) provides general information only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

a.	General. The Plan, formerly the Fortis, Inc. Employees’ Uniform Profit Sharing Plan, has been in existence since June 21, 1983. Effective January 1, 2001, the Fortis, Inc. Employees’ Uniform Profit Sharing Plan was split into two separate Plans, the Fortis 401(k) Plan A and Fortis 401(k) Plan B. Effective February 4, 2004, the Plans were renamed Assurant 401(k) Plan A and Assurant 401(k) Plan B (“Plan B”) (collectively, “the Plans”). Effective April 30, 2004, the portions of the Plans invested in Assurant, Inc. (the “Plan Sponsor” or the “Employer”) stock were designated as an Employee Stock Ownership Plan (“ESOP”). The Plan was then amended and restated effective January 1, 2006.

The Plans are contributory defined contribution retirement plans covering substantially all employees of the Employer and its subsidiaries with participation by the employee on a voluntary basis. The Plan Administrator is the Employer’s Benefit Plans Committee. The Plan covers Eligible Employees whom the Employer classifies as being in job category numbers 100 through 400 as of January 1 of the prior Plan year, or the Employee’s hire date, if later. Plan B covers Eligible Employees whom the Employer classifies as being in job categories 500 through 999 as of the January 1 of the prior Plan year, or the Employee’s hire date, if later. If a participant in the Plan changes to job category number 500 through 999, such participant shall automatically participate in Plan B as of the first day of the subsequent Plan Year, and his account under the Plan shall be transferred to Plan B. Conversely, if a Plan B participant’s job category number changes to a job category number 100 through 400, such participant shall automatically participate in the Plan as of the first day of the subsequent Plan Year and his account under Plan B shall be transferred to the Plan. As of January 1, 2009 and January 1, 2008, net transfers of existing assets of $6,707,617 and $14,043,212, respectively, were made from the Plan to Plan B due to changes in employee job categories. Included in these amounts are $697,697 and $770,594 of employer contribution receivables which were transferred from the Plan to Plan B in 2009 and 2008, respectively, due to changes in employee job categories. Employer contribution receivables transferred in 2009 and 2008, relate to Employer contributions recorded in the years 2008 and 2007, respectively. The amount of Plan asset transfers relating to participants transferred between the Plans as of January 1, 2010 has not yet been determined. This will be determined during the third quarter of 2010.

Over time, various 401(k) plans have been merged into the Plan due to Assurant, Inc. (the “Company”) acquisitions. If a participant rolled over a balance under any of these plans the account is now held under the Plans and is generally subject to the current Plan rules. However, there are certain situations where the rules of the predecessor plan may apply. (See the Plan Document for details.)

On October 1, 2008, the Plan Sponsor acquired Signal Holdings, LLC (“Signal”). Effective January 1, 2009, approximately 700 employees became eligible participants under the Plans. If employees of Signal were employed prior to the acquisition closing date and remained employed on the closing date, then such employee’s service with Signal prior to the acquisition closing date shall be treated as though it were with the Employer for purposes of eligibility service and vesting service under the Plan. There was $1,214,456 of assets transferred into the Plan on October 15, 2009.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

On September 27, 2008, the Plan Sponsor purchased certain assets of GE Warranty Management Group (“GE”). Upon acquisition, approximately 60 employees became eligible participants under the Plans. If an employee was employed by GE immediately prior to the GE closing date and such employee became an employee of the Employer on the GE closing date, then such employee’s service with GE prior to the GE closing date shall be treated as though it were service with the Employer for purposes of eligibility service and vesting service under the Plan. There were no assets transferred into the Plan as of December 31, 2009.

b.	Contributions. Participants direct the investment of all contributions into various investment options offered by the Plan.

i. Employee Contributions - Employees are eligible to participate in the Plan at commencement of employment if they are regularly scheduled to work at least 20 hours per week. If the employee is scheduled to work less than 20 hours a week, participation may commence after completing a year of eligible service. Each participant may elect to make contributions to the Plan on a pre-tax and/or after-tax basis through payroll deductions from 1% through 50% of such participant’s eligible compensation for each pay period up to an annual maximum of $16,500 for 2009. In addition, participants who are age 50 or older and have made the maximum contribution to the Plan could make an additional catch up contribution to the Plan up to an annual maximum of $5,500 in 2009. Participants can change the rate at which they contribute at any time during the year. Participants may also contribute amounts representing distributions from other qualified plans.

ii. Employer Contributions - The Employer contribution is discretionary. At the present time, the Plan Sponsor intends to follow the following formula to determine the Employer contribution. On or after the first day of the month following the completion of one year of eligibility service, the Employer matches a percentage of pre-tax contributions deducted from eligible pay. Participants must be actively employed on the last regularly scheduled workday of the calendar year to be eligible for the Employer contribution unless they retire, become totally disabled, die during the year or are part of a reduction in force during the 4th quarter of the calendar year. Employer contributions are based on the first 5% of eligible pay contributed by the participant on a pre-tax basis and on a participant’s years of vesting service as follows: If the participant was hired or rehired after December 31, 2000 and has fewer than five years of vesting service, the Employer will contribute 100% on the first 3% of eligible pay contributed pre-tax and 50% on the next 2% of eligible pay contributed pre-tax. If the participant was employed prior to January 1, 2001 (and not rehired thereafter) or has five or more years of vesting service, the Employer will contribute 200% of the first 3% of eligible pay contributed pre-tax and 50% of the next 2% of eligible pay contributed pre-tax.

c.	Participant Accounts. Individual accounts are maintained for each Plan participant. Each participant’s account is credited with employee contributions, Employer contributions and investment earnings and charged with the allocation of investment losses.

d.	Vesting. A participant becomes vested in their Company Contribution Account based upon their years of vesting service. The participant will not become vested in the Company Contribution Account until they have three years of vesting service, at which time they will become 100% vested in the Company Contribution Account. In addition, a participant becomes 100% vested when they reach normal or early retirement date, when they reach the first anniversary of the date on which they became totally disabled or if they die while employed by the Employer.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

e.	Participant Loans. Participants may borrow a minimum of $500 up to a maximum equal to the lesser of $50,000 from their fund accounts, reduced by the highest outstanding balance of loans taken in the previous 12 months, and 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant’s account and bear interest at a rate of 1.0% above the Prime Rate (as reported by Reuters) in effect when the participant applies for the loan. At December 31, 2009, outstanding participant loans had interest rates ranging from 4.25% to 9.25%. Principal and interest is paid ratably through payroll deductions. Related loan fees and expenses incurred by the Plan are paid by Assurant, Inc., except for a $40-$90 loan origination fee and a $25 annual maintenance fee on loans initiated on or after April 1, 2003, which are paid by the loan participants.

f.	Payment of Benefits. Upon retirement, death or disability, Plan participants or their beneficiaries are entitled to receive the total amount in the participant’s account. Upon termination of employment for other than the aforementioned reasons, Plan participants will receive their contributions and their vested share of Employer contributions plus income accrued thereon, if any.

g.

Withdrawals. Withdrawals are permitted under certain circumstances. There are two types of withdrawals: non-hardship and hardship. A non-hardship withdrawal is available under all circumstances. Included under non-hardship withdrawals are after-tax withdrawals and age 59 1/2 withdrawals. Hardship withdrawals are available under certain circumstances for which the participant must provide documentation.

h.	Forfeitures. Forfeited balances of terminated participants' non-vested accounts shall be first applied to restore amounts previously forfeited by non-vested former employees who have been rehired. Thereafter, any remaining forfeited balances can be used to reduce Plan administrative expenses and future Employer contributions. At December 31, 2009 and 2008, there was no forfeiture account balance. For the year ended December 31, 2009, the amount of forfeitures used to reduce Employer contributions was $11,912.

2. Significant Accounting Policies

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The financial statements of the Plan have been prepared under the accrual basis of accounting.

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

The Plan uses an exit price for its fair value measurements. An exit price is defined as the amount received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In measuring fair value, the Plan gives the highest priority to unadjusted quoted prices in active markets for identical assets and the lowest priority to unobservable inputs.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Investment securities are stated at fair value. Such investment securities are composed of shares of mutual funds, money market funds and the Assurant, Inc. stock fund all of which are valued at their year end net asset value. The net asset value is based on the closing market prices of the securities in the fund’s portfolio.

Participant loans are stated at their outstanding principal balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned on the accrual basis of accounting. Dividends are recorded on the ex-dividend date.

Net appreciation/depreciation in the fair value of investments includes realized gains/losses for securities sold as well as the change in unrealized gains/losses for securities held at year-end. Realized gains and losses from security transactions are recorded on the average cost method.

Benefit payments and transfers are recorded when paid.

3. Recent Accounting Pronouncements

On July 1, 2009, the Plan adopted the new guidance on GAAP. The new guidance establishes a single source of authoritative accounting and reporting guidance recognized by the Financial Accounting Standards Board for nongovernmental entities (the “Codification”). The Codification does not change current GAAP, but is intended to simplify user access to all authoritative GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents will be superseded and all other accounting literature not included in the Codification will be considered non-authoritative. The adoption of the new guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits. References to accounting guidance contained in the Plan’s financial statements and disclosures have been updated to reflect terminology consistent with the Codification. Plain English references to the accounting guidance have been made.

On June 30, 2009, the Plan adopted the new guidance on subsequent events. This new guidance established general standards of accounting for and disclosures of events that occur after the period end date but before financial statements are issued or are available to be issued. The adoption of this new guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits.

On April 1, 2009, the Plan adopted the new guidance on determining fair value in illiquid markets. This new guidance clarifies how to estimate fair value when the volume and level of activity for an asset have significantly decreased. This new guidance also clarifies how to identify circumstances indicating that a transaction is not orderly. Under this new guidance, significant decreases in the volume and level of activity of an asset, in relation to normal market activity, requires further evaluation of transactions or quoted prices and exercise of significant judgment in arriving at fair values. This new guidance also requires additional disclosures. The adoption of this new guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits. See Note 4 for further information regarding fair value measurements.

On January 1, 2009, the Plan adopted the accounting for uncertainty in income taxes guidance. This guidance clarifies the accounting for uncertainty in tax positions taken or expected to be taken in a tax return. This guidance discusses the measurement, recognition, classification and disclosure of tax positions, along with the accounting for the

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

related interest and penalty. The Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code (“IRC”) (see Note 7) and the Plan will continue to accrue for liabilities relating to uncertain tax positions only when such liabilities are probable and reasonably estimated. Accordingly, the adoption of this guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits.

On January 1, 2008, the Plan adopted the fair value measurements and disclosures guidance. This guidance defined fair value, established a framework for measuring fair value and expanded disclosures about fair value measurements. This guidance was applied prospectively for financial assets and liabilities measured on a recurring basis as of January 1, 2008 with certain exceptions that did not apply to the Plan’s assets or liabilities. The adoption of this guidance did not have an impact on the Plan’s net assets available for benefits and the changes in net assets available for benefits. See Note 4 for further information regarding fair value measurements.

4. Fair Value Measurements

The fair value measurements and disclosures guidance defines fair value, establishes a framework for measuring fair value, creates a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In accordance with this guidance, the Plan has categorized its recurring basis financial assets based on the priority of the inputs to the valuation technique, into a three-level fair value hierarchy.

The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Plan’s assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the asset or liability.

The levels of the fair value hierarchy and its application to the Plan’s financial assets are described below:

•	Level 1 inputs utilize quoted prices (unadjusted) for identical assets in active markets that the Plan has the ability to access. Financial assets utilizing Level 1 inputs include mutual funds.

•

Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset, either directly or indirectly, for substantially the full term of the asset. Level 2 inputs include quoted prices for similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and inputs other than quoted prices that are observable in the marketplace for the asset. Financial assets utilizing Level 2 inputs include the Assurant Inc., stock fund.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

•

Level 3 inputs are unobservable but are significant to the fair value measurement for the asset, and include situations where there is little, if any, market activity for the asset. These inputs reflect the Plan’s own assumptions about the assumptions a market participant would use in pricing the asset. Financial assets utilizing Level 3 inputs include participant loans.

A review of fair value hierarchy classifications is conducted on a quarterly basis. Changes in the observability of valuation inputs may result in a reclassification of levels for certain securities within the fair value hierarchy.

The following table presents the Plan’s fair value hierarchy for those recurring basis assets and liabilities as of December 31, 2009.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$14,983,794	$14,983,794	$—	$—
Index fund	6,866,435	6,866,435	—	—
Fixed income fund	6,601,228	6,601,228	—	—
U.S. large cap funds	10,254,685	10,254,685	—	—
U.S. small cap fund	3,334,588	3,334,588	—	—
International fund	4,219,266	4,219,266	—	—
Money market fund	13,298,708	13,298,708	—	—
Assurant Inc. stock fund	958,304	—	958,304	—
Participant loans	2,643,123	—	—	2,643,123

Total Financial Assets	$63,160,131	$59,558,704	$958,304	$2,643,123

The following table presents the Plan’s fair value hierarchy for those recurring basis assets and liabilities as of December 31, 2008.

Financial Assets	Total	Level 1	Level 2	Level 3
Mutual funds:
Balanced funds	$10,530,321	$10,530,321	$—	$—
Index fund	5,684,924	5,684,924	—	—
Fixed income fund	5,761,579	5,761,579	—	—
U.S. large cap funds	8,437,558	8,437,558	—	—
U.S. small cap fund	2,487,198	2,487,198	—	—
International fund	3,141,140	3,141,140	—	—
Money market fund	15,074,630	15,074,630	—	—
Assurant Inc. stock fund	685,291	—	685,291	—
Participant loans	2,898,434	—	—	2,898,434

Total Financial Assets	$54,701,075	$51,117,350	$685,291	$2,898,434

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2009.

Participant Loans
Balance, beginning of year	$2,898,434
Issuances and settlements (net)	(255,311)

Balance, end of year	$2,643,123

The fair value measurements and disclosures guidance describes three different valuation techniques to be used in determining fair value for financial assets and liabilities: the market, income or cost approaches. The three valuation techniques are consistent with generally accepted valuation methodologies. The market approach valuation techniques use prices and other relevant information generated by market transactions involving identical or comparable assets. When possible, quoted prices (unadjusted) in active markets are used as of the period-end date (such as for mutual funds).

While not all three approaches are applicable to all financial assets, where appropriate, one or more valuation techniques may be used. For all the financial assets included in the above hierarchy, excluding participant loans, the market valuation technique is used. For participant loans, the outstanding principal amount is used. For the year ended December 31, 2009, the application of the valuation technique applied to similar assets has been consistent.

The Plan Sponsor evaluates the following factors in order to determine whether the market for a financial asset is inactive. The factors include, but are not limited to:

•	There are few recent transactions,

•	Little information is released publicly,

•	The available prices vary significantly over time or among market participants,

•	The prices are stale (i.e., not current), and

•	The magnitude of the bid-ask spread.

Illiquidity did not have an impact in the fair value determination of the Plan’s financial assets.

The Plan obtains one price for each investment. The Plan Sponsor reviews the month-end prices received from the Plan administrator for the Plan’s investments to validate that the month-end net asset value was used to price each investment. As a result of this analysis, if the Plan Sponsor determines that the month-end net asset value was not used by the Plan administrator to price the Plan’s investments based upon available market data, which happens infrequently, the price of the investment would be adjusted accordingly.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

5. Investments

The Vanguard Fiduciary Trust Company (“Vanguard”) is the trustee of the Plan. The Plan’s investments are held in a nondiscretionary trust.

At December 31, 2009 and 2008, the Plan held the following investments whose fair values represent 5% or more of the Plan’s net assets available for benefits:

Fair value at December 31, 2009:
American Funds EuroPacific Growth Fund - Class R-5 (110,221 shares)	$4,219,266
American Funds Growth Fund of America - Class R-4 (202,575 shares)	5,491,800
PIMCO Total Return Fund - Institutional Class (611,225 shares)	6,601,228
Vanguard 500 Index Fund - Investor Shares ( 66,879 shares)	6,866,435
Vanguard Prime Money Market Fund (13,298,708 shares)	13,298,708
Vanguard STAR Fund (494,895 shares)	8,680,452

Fair value at December 31, 2008:
American Funds EuroPacific Growth Fund - Class R-5 (112,384 shares)	$3,141,140
American Funds Growth Fund of America - Class R-4 (215,526 shares)	4,379,496
PIMCO Total Return Fund - Institutional Class (568,203 shares)	5,761,579
Vanguard 500 Index Fund - Investor Shares ( 68,419 shares)	5,684,924
Vanguard Prime Money Market Fund (15,074,630 shares)	15,074,630
Vanguard STAR Fund (511,551 shares)	7,381,685

The Plan’s investments (including realized gains and losses on investments sold during the year), appreciated in value by $8,737,251 in 2009, as follows :

Net Appreciation in Fair Value
Assurant, Inc. stock fund	$180,078
Registered investment companies	8,557,173

$8,737,251

6. Plan Amendments

There were no significant amendments to the Plan during the years ended December 31, 2009 or 2008.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 12, 2009, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, a plan is required to operate in conformity with the Code to maintain its qualification. The Plan Sponsor believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore believes the Plan is qualified and the related trust is tax exempt.

8. Plan Termination

The Company reserves the right to terminate the Plan at any time, subject to Plan provisions, though no such termination is planned. Upon such termination of the Plan, the interest of each participant in the trust fund will be distributed to such participant or his or her beneficiary at the time prescribed by the Plan terms and the Code. Upon termination of the Plan, the Benefit Plans Committee shall direct the Trustee to pay all liabilities and expenses of the trust fund. In the event of Plan termination, all participants would become 100% vested in all of their accounts.

9. Related Parties

A substantial portion of the Plan’s investments are shares of mutual funds managed by Vanguard. Vanguard is the trustee as defined by the Plan and therefore the buying and selling of such shares would qualify as party-in-interest transactions.

Loan fees paid by participants of $12,950 for the year ended December 31, 2009, represent loan origination and maintenance fees paid to Vanguard by Plan participants.

The Plan Sponsor pays for certain expenses related to the Plans. These expenses include asset management fees to registered investment companies other than Vanguard and legal fees. During 2009, the Plan Sponsor paid $277,743 to Vanguard for administration fees and approximately $51,000 for legal expenses related to the Plans.

A participant may change the investment of any portion of the participant’s account that is invested in the Assurant, Inc. Stock Fund into one or more other investment funds at any time in accordance with Plan rules.

Effective April 30, 2004, the Plan Sponsor established an employee stock ownership plan (“ESOP”) as a component of the Plan. Under the ESOP, the Assurant, Inc. Stock Fund became an available investment option for participants of the Plan. This program allows participants to transfer up to 25% of their current account balance into the Assurant, Inc. Stock Fund as well as allocate up to 25% of future contributions to the fund.

Each participant who has any portion of his account invested in the Assurant, Inc. Stock Fund may elect to have dividends paid on Assurant, Inc. stock held in his account either paid to him in cash or to have such dividends reinvested in the Assurant, Inc. Stock Fund. Each participant will be 100% vested at all times in any cash dividends that he elects to have either reinvested in the Assurant, Inc. Stock Fund or paid to him.

When any participant who has not made an election regarding payment of dividends first invests into the Assurant, Inc. Stock Fund, he shall be given the opportunity to make such an election. If a participant fails to make such an election, any dividends paid on the Assurant, Inc. stock will be reinvested in the Assurant, Inc. Stock Fund.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

At December 31, 2009 and 2008, the Plan held 32,507 and 22,843 shares, respectively, of common stock of Assurant, Inc., with a fair value of $958,304 and $685,291, respectively, and a cost basis of $1,169,576 and $1,062,933 respectively. For the year ended December 31, 2009, the Plan recorded dividend income of $16,480 from the investment in Assurant, Inc. common stock.

10. Risks and Uncertainties

Investment securities are exposed to various risks, such as interest rate fluctuations, market volatility and credit quality. The market, credit, investment, and liquidity risks associated with each of the mutual funds in which the Plan invests are described in the prospectus and statement of additional information for each of the mutual funds. The Plan is subject to such risks as a result of its investment in the mutual funds.

The price of securities held by the Fund may decline in response to certain events, including those directly involving the companies whose securities are owned by the Fund; conditions affecting the general economy; overall market changes; local, regional or global political, social or economic instability; and currency, interest rate and commodity price fluctuations. The growth-oriented, equity-type securities generally purchased by the Fund may involve large price swings and potential for loss.

Investments in securities issued by entities based outside the United States may be subject to the risk described above and may also be affected by currency controls; different accounting, auditing, financial reporting, and legal standards and practices in some countries; expropriation; changes in tax policy; greater market volatility; differing securities market structures; higher transaction costs; and various administrative difficulties, such as delays in clearing and settling portfolio transactions or in receiving payment of dividends. These risks may be heightened in connection with investments in developing countries.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

Market Conditions

In 2008, events in the financial sector resulted in an unusually high degree of volatility in the financial markets and the net asset value of many mutual funds, including the Funds. Such events in 2008 included, but were not limited to the seizure of the Federal National Mortgage Association and the Federal Home Loan Mortgage Corporation by the U.S. banking regulators, the bankruptcy filing of Lehman Brothers and sale of Merrill Lynch to Bank of America, and the government bailout of AIG.

After a period of declining market values in the equity security markets, the equity security markets improved throughout 2009. This is primarily due to specific U.S. government intervention which resulted in a lower threat of systemic collapse, enhanced liquidity in the market, and improved economic prospects. As a result, the net asset value of the Funds appreciated significantly during 2009.

Concentration of investment risk

At December 31, 2009, Plan participants' accounts that are invested in the Assurant, Inc. Stock Fund are exposed to market risk since a significant decline in the market value of Assurant, Inc. common stock could occur.

Assurant 401(k) Plan A

Notes to Financial Statements—(Continued)

December 31, 2009 and 2008

11. Reconciliation of Plan Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2009 and 2008.

	December 31,
	2009	2008
Net assets available for benefits per the financial statements	$67,493,374	$59,275,834
Less: Deemed distributions from current year	(11,377)	—
Less: Deemed distributions from prior years	(23,494)	(23,658)
Plus: Deemed distributions from prior years transferred to Plan B	10,955	—

Net assets available for benefits per Form 5500	$67,469,458	$59,252,176

Deemed distributions are loans in default and are determined to be uncollectible. There were $11,377 of deemed distributions in 2009.

The following is a reconciliation of benefits paid to Participants per the financial statements for the year ended December 31, 2009, to Form 5500.

Benefits paid to Participants per the financial statements	$5,251,183
Less: Corrective distribution	5,807

Benefits paid to Participants per Form 5500	$5,245,376

Supplemental Schedule

Assurant 401(k) Plan A

Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

At December 31, 2009

Identity of issuer, borrower, lessor or similar party	Description of Investment Including Number of Shares/Units, Maturity Date and Rate of Interest	Cost	Current Value
Common stock
Assurant, Inc. Stock Fund (1)	32,507 shares	$1,169,576	$958,304

Registered investment companies
American Funds EuroPacific Growth Fund - Class R-5	110,221 shares	4,143,511	4,219,266
American Funds Growth Fund of America - Class R-4	202,575 shares	5,140,111	5,491,800
PIMCO Total Return Fund - Institutional Class	611,225 shares	6,424,275	6,601,228
T. Rowe Price Small-Cap Stock Fund - Retail Class	123,778 shares	3,534,366	3,334,588
Vanguard 500 Index Fund - Investor Shares (1)	66,879 shares	7,205,097	6,866,435
Vanguard Growth and Income Fund - Investor Shares (1)	79,229 shares	2,085,752	1,852,371
Vanguard Target Retirement 2005 Fund (1)	12,070 shares	134,647	132,530
Vanguard Target Retirement 2010 Fund (1)	12,695 shares	251,116	260,502
Vanguard Target Retirement 2015 Fund (1)	53,820 shares	605,967	608,700
Vanguard Target Retirement 2020 Fund (1)	36,989 shares	727,996	738,300
Vanguard Target Retirement 2025 Fund (1)	53,190 shares	586,313	602,110
Vanguard Target Retirement 2030 Fund (1)	35,417 shares	671,578	683,907
Vanguard Target Retirement 2035 Fund (1)	67,914 shares	756,377	789,162
Vanguard Target Retirement 2040 Fund (1)	45,483 shares	830,431	866,443
Vanguard Target Retirement 2045 Fund (1)	63,654 shares	712,690	765,121
Vanguard Target Retirement 2050 Fund (1)	16,485 shares	288,536	315,021
Vanguard Target Retirement Income Fund (1)	51,137 shares	542,954	541,546
Vanguard STAR Fund (1)	494,895 shares	8,672,072	8,680,452
Vanguard Windsor II Fund - Investor Shares (1)	122,910 shares	3,263,592	2,910,514
Vanguard Prime Money Market Fund (1)	13,298,708 shares	13,298,708	13,298,708

Total registered investment companies		59,876,089	59,558,704

Total investments		$61,045,665	$60,517,008

Participant loans (1)	Interest rates range from 4.25% to 9.25% with maturities through 2019	$2,643,123	$2,643,123

(1)	Party-in-interest

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Assurant, Inc. 401(k) Plan A has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Assurant 401(k) Plan A

Date: June 28, 2010	By:	/S/ ROBYN PRICE STONEHILL
	Name:	Robyn Price Stonehill
	Title:	SVP, Compensation and Benefits, Member of the Benefit Plans Committee (Plan Administrator)

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT NAME	PAGE NUMBER

23.1	Consent of Independent Registered Public Accounting Firm	20